From: Tim Sperry
Sent: Tuesday, November 16, 2010 10:31 AM
To: 'Woody, Kevin'
Cc: 'barross@sec.gov'
Subject: Graham Alternative Investment Fund I and II - revised

Dear Kevin,

I’m resending the email from yesterday to correct an error in our response to comment 6. All other items in the email are unchanged.

As we discussed on the phone on Friday, we would like to address by email the comments from the SEC relating to the financial statements of Graham Alternative Investment Fund LLC and Graham Alternative Investment Fund II LLC contained in their respective Form 10 registration statements that were in the SEC’s letter to the registrants dated October 1, 2010.  Specifically we are referring to comments 6 through 9 for each registrant.  We intend to address all comments in the next amendment to the Form 10 but are hoping to address the financial statement-related comments separately via email in the hope of clearing these comments as efficiently as possible.  Using the same format as our prior response letters, we have set forth below the SEC’s comments from the October 1 letters followed by, in each case, our responses.  After clearing these comments, we intend to file the amended Form 10, which will reflect the resolution of these comments, as well as amend the Q2 2010 Form 10-Q as requested in your letters.

Statements of Operations, page A-3

6.
We note your response to prior comment 19.  We continue to believe your current presentation of your Statement of Operations does not comply with Rule 5-03 of Regulation S-X.  Please amend your Form 10, as well as your Form 10-Q for the period ended June 30, 2010, to provide compliant Statements of Operations.

The Fund believes that its original presentation of its Statement of Operations is in conformity with accounting principles generally accepted in the United States of America and with Rule 5.03 of Regulation S-X.  However, acknowledging your stated preference to condense the Statement of Operations and no longer provide the detail by portfolio, the Statement of Operations in the Form 10 will be accordingly revised.  This revised form of presentation can be seen in the Fund’s Form 10-Q for the period ended September 30.

Graham Alternative Investment Trading LLC

Condensed schedule of investments for each Master Fund as of December 31, 2009, pages A-23 to A-29

7.
We note your response to comment 20.  Please tell us how your continued presentation of the condensed schedule of investments for each Master Fund within your core financial statements is beneficial for an investor’s understanding given that their inclusion implies that the registrant owns 100% of the investments presented.  Please amend to present this information within Note 3.  Lastly, please make corresponding changes to the financial statement of Graham Alternative Investment Trading II LLC and your June 30, 2010 Form 10-Q.

Rule 4.01(a) of Regulation S-X states financial statements should be filed in such form and order as will best indicate their significance and character in the light of the provisions applicable thereto.  The Fund invests substantially all of its assets in the Master Funds and Graham Cash Assets LLC (together, the “Investees”).  The assets of the Investees consist of derivative and security positions, and collateral posted to support these positions.  The current order of presentation provides a clear understanding of the assets invested in by the Investees.  The Fund’s total investment in Master Funds is quantified on the Statement of Financial Position.  The detail of the Fund’s investment balance in each Master Fund is provided in the Fund’s Schedule of Investments, which is then followed by the Condensed Schedule of Investments for the Investees.  Having the detail of each Investee’s holdings directly after the Schedule of Investments of the Fund better enables the reader to understand the positions held by the Investees.  The current presentation is clearly labeled in a manner which it is believed eliminates any confusion as to what is being reported.  Conversely, it is strongly believed that presenting this information within the footnotes to the financial statements would deprive the reader of the proper context of the Fund’s Schedule of Investments, which the current presentation provides, resulting in a relatively less understandable view of the Fund’s holdings.  The Investment in Master footnote contains required disclosures including valuation, gains and losses by underlying risk and notional exposures.  While the Registrant acknowledges that these are important disclosures to the reader, the Registrant strongly believes that comingling them with the actual positions held as displayed on the Schedule of Investments increases the likelihood of confusion and misunderstanding.

It is noted in this regard that the location of the Schedule of Investments of each Investee is not specifically mandated by any authoritative guidance.  The current presentation has been consistently applied for the Fund’s audited financial statements since its inception in 2006 and to date we are not aware of any case where an investor has misunderstood the information due to its location in the financial statements.

8.
We note your response to prior comment 21.  It would appear that your characterization of the amounts presented as Net Income per the tabular disclosure on page A-49 is misleading since such amount appears to the Net Gain Allocated From Investments In Master Funds, as such amounts do not include investment income or related expenses of the Master.  Please amend your Form 10 to correct this caption and make similar changes to the financial statements of Graham Alternative Investment Trading II LLC.  Further, please amend your June 30, 2010 Form 10-A to make similar changes.

The amounts presented in the tabular disclosure are calculated by combining the Net Gain Allocated from Investments in Master Fund and Net Investment Income or Loss Allocated from Investments in Master Funds.  The combination of these two numbers represents the Net Income Allocated from Master Funds, as identified in the tabular disclosure and illustrated in the below table.

	Statement of Operations and Managing Member Allocation	Investments in Masters Footnote
	(page A-39)	(page A-49)	Difference
Net income allocated from investments in Master Funds – twelve months ended December 31, 2009 (statement of operations: $19,433,074 -$37,152)	$19,395,922	$19,395,922	$-

Net income allocated from investments in Master Funds – twelve months ended December 31, 2008 (statement of operations: $44,594,154 + $20,193)	$44,614,347	$44,614,347	$-

9.
Within your table of financial information of each Master Fund, please amend your filing to disclose the portion of net assets and net income attributable to Graham Alternative Investment Trading LLC.  Please make similar changes to the financial statements of Graham Alternative Investment Trading II LLC.  Further, please amend your June 30, 2010 Form 10-A to make similar changes.

ASC 946-235-50-3 outlines the required disclosure of master-feeder funds within the footnotes to the financial statements.  These requirements include the disclosure of the feeders’ percentage ownership in each master fund as of the reporting date.  The Investments in Master Funds footnote which begins on page A-49 includes this information as well as a Statement of Financial Position, a Statement of Operations, fair value classifications and derivative instruments disclosures.  The reader of these financial statements can determine the portion of the net assets of each Master Fund held by the Fund as of the reporting date by looking at the percentage ownership disclosure in the footnote.  Alternatively the reader can obtain the dollar value of the investment in each Master Fund directly from the Schedule of Investments of the Fund on page A-22.

ASC 946-225-45 requires the Statement of Operations of the Fund to report its total allocated share of net investment income from the master funds and well as its total share of realized and unrealized gains and losses. There is not authoritative guidance which requires the Fund to disclose the net income allocated from each Master Fund individually.  The total net income from each Master Fund can be found in the Statement of Operations starting on page A-50.  To the extent the Fund has allocated more than 5% of its Net Assets to any individual Master Fund, per authoritative guidance that Master Fund and the associated income would be shown separately in the tabular disclosure on page A-49.  Each portfolio of the Fund invests in a combination of Master Funds and an investor in that portfolio receives his pro rata share of the allocated net income.  Therefore, the Fund believes the total results of the portfolio are more meaningful to the investor.

Timothy Sperry
General Counsel - Securities
Graham Capital Management, L.P.
tsperry@grahamcapital.com
203-899-3454